Exhibit 99.1

Aurora Cannabis Advances Auto-Flowering Research, Unveiling Key Insights for Future Cultivation Excellence

Auto-Flowering Breakthroughs Poised to Transform Cannabis Cultivation in High-Latitude Regions, Opening New Doors for Advanced Breeding Strategies

EDMONTON, AB, Sept. 17, 2024 /PRNewswire/ -- Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB) –the Canadian based leading global medical cannabis company, is pioneering ground-breaking research in auto-flowering technology. Auto-flowering is a genetic characteristic that automatically transitions the plant from the vegetative stage to the flowering stage rather than relying on changes in light cycles. This innovative work provides foundational insight on flowering mechanism in cannabis, which will support future breeding strategies, and can be leveraged to revolutionize outdoor cannabis cultivation in high-latitude regions, such as Canada.

"As a company backed by science, we have long invested in research both independently and with leading academic institutions, and have achieved significant learning from our work," says Jose Celedon, PhD, Director, Breeding and Genetics at Aurora. "Our recent work on auto-flowering will be a gamechanger for cannabis and hemp production. This research speaks to our expertise and investment in science that will move this industry forward."

Most of the commercially grown cannabis is photoperiod sensitive, meaning that plants require shifts in day length to trigger flowering. While this can be controlled readily in indoor production, it is a limitation for outdoor cultivation, especially in high-latitude regions. Aurora has received a US Patent 12,002,546, "Methods of Determining Sensitivity to Photoperiod in Cannabis", which enables Aurora's breeding program to identify and select for the auto flowering trait. This latest research solidifies Aurora's position as an innovative industry leader, poised to shape the future of cannabis agriculture.

Aurora's commitment to research and innovation has generated tangible results for the Company, significantly improving potency and yield, thereby driving down cost per gram and increasing overall efficiency. Aurora has significantly invested in cannabis breeding since 2018, and the novel cultivars identified from this world class breeding program consistently yield 40-100% more flower than legacy varieties.

The company's focus on unravelling the molecular mechanisms controlling flowering and maturity time in cannabis holds promise for enhancing crop yield and adaptability. By exploiting the natural variation in the circadian rhythm of cannabis, Aurora aims to elevate the economic value of both medical and recreational cannabis. Through leveraging genetic research and development, the company aims to overcome traditional limitations, paving the way for improved cultivation techniques and market opportunities.

About Aurora Cannabis
Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's Common Shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's research in auto-flowering technology and associated benefits, including supporting future cannabis breeding strategies, improvements in potency, yield, cost per gram and efficiency and the impact on outdoor cannabis cultivation in high-altitude regions and on the future of cannabis agriculture, as well as statements regarding the Company's plans for continued genetic research and development to elevate the economic value of medical and recreational cannabis.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com, OR For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 17-SEP-24